Exhibit 99.2

Press Release

Media Contact

Christine Peters

T +49 160 60 66 770

christine.peters@freseniusmedicalcare.com

Sven Jacobsen

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sven.jacobsen@freseniusmedicalcare.com

Contact for Analysts and Investors

Dr. Dominik Heger

T +49 6172 609 2601

dominik.heger@freseniusmedicalcare.com

www.freseniusmedicalcare.com

Fresenius Medical Care Launches its Strategy FME Reignite with increased Profitability Aspirations, and a New Capital Allocation Framework to further enhance Value Creation

•	FME Reignite sets the ambition to lead kidney care through exceptional patient care and innovation

•	The Company will set the new standard of care in the U.S. with the introduction of the 5008X dialysis machine and unveils launch plans

•	Profitability aspirations set for 2030 to advance to mid-teens percent industry-leading operating income[1] margins

•	FME25+ savings target expanded by EUR 300 million to EUR 1.05 billion by 2027

•	Annual capex of EUR 0.8 to 1.0 billion for core business to drive profitable growth and to support innovation

•	Further optimization of capital structure with lowered net leverage ratio target band of 2.5x to 3.0x

•	Commitment to return excess capital to shareholders: 30-40 percent dividend payout[2] plus initial share buyback program of EUR 1 billion

Bad Homburg / London, June 17, 2025 – Fresenius Medical Care (FME), the world’s leading provider of products and services for people with kidney disease, today unveiled its new FME Reignite strategy at its Capital Markets Day in London. FME Reignite centers on value creation, based on three strategic elements: Reignite the core, Reignite growth and innovation and Reignite our culture.

1 Operating income excluding special items

2 Based on net income attributable to shareholders of FME AG excluding special items

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“FME Reignite sets the ambition to deliver both industry-leading outcomes and margins1 with above-market growth”, said Helen Giza, Chief Executive Officer of Fresenius Medical Care. “We have executed on our three-year turnaround and transformation plan and delivered significant progress against our key performance metrics of margin1 improvement, FME25 savings and deleveraging. Based on attractive underlying business fundamentals and strong momentum, we have set profitability ambitions for 2030 at industry-leading margin1 levels and an ambition to lead kidney care through exceptional patient care and innovation.”

Helen Giza added: “By leveraging the benefits of vertical integration across our three operating segments – Care Delivery, Care Enablement and Value-Based Care – we advance to industry-leading operating income margins1. We aspire to reach a mid-teens percent operating income margin1 for Fresenius Medical Care by 2030. While we continue to invest in profitable growth and innovation in our core business and continue to further optimize our capital structure, we have the additional opportunity to reignite value creation for shareholders. We plan to return excess capital to our shareholders through a 30 to 40 percent dividend payout2 plus the opportunity for regular share buybacks. We will start in 2025 with an initial share buyback of EUR 1 billion within two years.”

FME Reignite to shape the future

FME Reignite shapes the future of Fresenius Medical Care with three main elements.

REIGNITE THE CORE: delivering operational excellence with the Company´s core assets in its leading market positions. This will drive scalable, high-quality care to further enhance patient health, and increase agility and operational efficiency through further standardized and improved operations as well as focused investments in technology and special programs.

REIGNITE GROWTH AND INNOVATION: further enhancing clinic outcomes and patient safety; increasing R&D efficiency with its global innovative platforms; setting a new standard of care with the U.S. launch of high-volume hemodiafiltration; growing the clinic network in targeted international markets and driving AI-powered transformation in patient care.

REIGNITE OUR CULTURE: with a focus on its people, Fresenius Medical Care has the ambition to become the employer of choice in healthcare, attracting, retaining and engaging the best talent with a passion to make an impact, while living its new core values: We care. We connect. We commit. This new culture statement embodies the values and behaviors that all leaders and employees of Fresenius Medical Care aspire for every day.

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Hemodiafiltration and value-based care upside to fundamental volume drivers

In the global market the average annual growth for the number of dialysis patients is projected to be between 4 and 5 percent between 2025 and 2035. This includes an average annual patient number growth of 2 plus percent in the U.S. in the same timeframe. “The projection of dialysis patient growth numbers remains unchanged as our business fundamentals remain intact. The number of people on maintenance dialysis is expected to grow by 90 percent globally to 7 million people by 2035”, said Franklin W. Maddux, M.D., Chief Global Medical Officer of Fresenius Medical Care.

Frank Maddux further commented: “Beyond the anticipated growth in patient numbers, we expect the introduction of high-volume hemodiafiltration in the U.S. and the benefits of value-based care to further accelerate the number of treatments. Future medical trends in favor of patient survival are preventive health, AI-based diagnostics, medications with survival benefits for CKD and ESRD patients and personalized medicine. Fresenius Medical Care is uniquely positioned to participate and benefit from these population trends.”

Launch of 5008X machine enables HVHDF to be the new standard of care in the U.S.

Fresenius Medical Care shared further details of the upcoming U.S. market launch plan for its 5008X machine at the Capital Markets Day. Introducing high-volume hemodiafiltration (HVHDF) has the potential to transform the standard of care for kidney replacement therapies in the U.S. With the final FDA clearance secured, launch plans are underway for 2025 with full commercial launch following in 2026 with comprehensive considerations across all key stakeholders of the renal care community.

For CONVINCE* study patients, survival benefits emerged after just 3 months of HVHDF treatment, as shown in the European study, resulting in 4.4 percent fewer deaths over 2.5 years of follow up. Other real-world evidence shows that this new therapy option also comes along with reduced hospitalization rates as well as improved quality of live and outcomes for patients, which is expected to reduce the number of missed treatments in the future.

By 2030, the Company expects to have replaced all existing 2008T dialysis machines in its own U.S. clinic network with the innovative 5008X machine, offering the new standard of care to all its eligible dialysis patients. Following an increasing penetration of HVHDF treatments, clinic operations are expected to benefit from reduced mortality rates, machine-related clinic labor and supply efficiencies and potential for reduced drug usage.

As the manufacturer of the 5008X machine, the first and until today only FDA-cleared hemodiafiltration machine, Fresenius Medical Care expects to benefit from its strong U.S. market leader position in the currently installed machine base and to further increase its captive market share in disposable products. Pricing of the 5008X machine is planned to reflect the innovative value that the Company has created for patients as well as for Care Delivery and 3rd party service providers.

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Introducing Value-Based Care as separate operating segment

Fresenius Medical Care announced the introduction of Value-Based Care (VBC) as a separate segment, formerly part of the Care Delivery segment. This will further enhance the transparency of the financial reporting and provide additional insights into an area that is growing in relevance. Value-Based Care generated revenue of EUR 1.8 billion in fiscal year 2024 in the U.S. The Value-Based Care segment comprises the value- and risk-based care programs with public and private payors in the U.S. to provide long-term care to CKD and ESRD patients.

The new segment leverages the power of vertical integration through the Company-wide use of patient and clinic data, treatment insights and medical innovation to provide high-quality care to further improve patient and quality of care outcomes. It supports practice management and relationships with around 2,200 partner nephrologists, while reducing total medical cost.

Industry-leading margins – 2030 margin aspirations

The new FME Reignite strategy supports the Company’s profitability aspirations on industry-leading levels. Fresenius Medical Care aspires to realize a mid-teens percent operating income1 margin by 2030.3

For Care Delivery and Care Enablement, the Company set the aspiration of a mid-teens percent operating income1 margin. For Value-Based Care, Fresenius Medical Care set the aspiration of a low-single digit percent operating income1 margin.

The Company announced additional EUR 300 million savings to be achieved through the expansion of its successful FME25 program by two years. The total program with its extension runs under the name ‘FME25+’. For FME25+ the Company targets to realize EUR 1.05 billion of sustainable savings by the end of 2027, with one-time costs of a similar amount to be treated as special item to operating income. The expected sustainable savings will support the aspired operating income margin1 improvement.

Returning excess capital to shareholders

Fresenius Medical Care plans to further improve its strong operating cash flow generation in the coming years and REIGNITE VALUE CREATION for shareholders.

“In support of the FME Reignite strategy, the new capital allocation framework puts a clear focus on shareholder value generation,” explained Martin Fischer, Chief Financial Officer of Fresenius Medical Care. “To invest in our core business for sustainable profitable growth, we plan between EUR 800 million and 1 billion of capex annually for the years 2025 to 2030. In parallel, we will further optimize our capital structure.”

3 Assumptions to our margin aspirations include: broadly stable currency exchange rates; no further escalating geopolitical conflicts, tariffs and trade barriers; no major disruptions, such as, but not limited to, changes in regulatory environment and reimbursement systems, disruptions in financial markets, of global supply chains and at our manufacturing sites as well as new or potential export/import restrictions across key markets.

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A strong balance sheet, financial flexibility and a commitment to a sustainable Investment Grade rating are key aspects of the financial policy. Reflecting the volatile macroeconomic environment, Fresenius Medical Care lowered its self-imposed target band for the net financial leverage to between 2.5x and 3.0x (before: 3.0x to 3.5x).

Martin Fischer added: “Through this clear set of priorities focused on value creation, we plan for attractive returns of excess capital to our shareholders. The new dividend policy foresees a stable and predictable dividend development, resulting in a 30 to 40 percent payout ratio2. With our share buyback program, we are excited to introduce an additional way of returning value to our shareholders, besides dividends. The new program will start in 2025 and comprise initial share buybacks of EUR 1 billion within two years. Our new capital allocation framework provides further opportunities for regular buybacks.”

Webcast of the event

Presentations will be held on June 17, 2025, starting at 10:00 AM BST / 11:00 AM CEST. The presentations and Q&A session will be live webcasted at Capital Markets Day | Fresenius Medical Care. A replay and a transcript will be available on our website shortly after the event.

About Fresenius Medical Care:

Fresenius Medical Care is the world's leading provider of products and services for individuals with renal diseases of which around 4.2 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,674 dialysis clinics, Fresenius Medical Care provides dialysis treatments for approx. 299,000 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the company’s website at www.freseniusmedicalcare.com

*Funded by the European Union, conducted by the CONVINCE consortium, and led by the University Medical Center Utrecht, the international, randomized controlled CONVINCE trial marked a crucial milestone in comparing high-volume hemodiafiltration with standard, high-flux hemodialysis.

The information in this document is provided as is and no guarantee or warranty is given that the information is fit for any particular purpose. The user thereof uses the information at its sole risk and liability. The opinions expressed in the document are of the authors only and in no way reflect the European Commission’s opinions.

The CONVINCE study was exclusively supported by the European Commission Research & Innovation, Horizon 2020, Call H2020-SC1-2016-2017 under the topic SC1-PM-10-2017: Comparing the effectiveness of existing healthcare interventions in the adult population (grant no 754803).

Disclaimer:

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to various factors, including, but not limited to, changes in business, economic and competitive conditions, legal changes, regulatory approvals, results of clinical studies, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care does not undertake any responsibility to update the forward-looking statements in this release.

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